Exhibit 99.1

NEWS RELEASE

Boyd Group Services Inc. Completes Acquisition of Joe Hudson’s Collision Center

Solidifying Boyd’s Position as a Leading Player in the North American Collision Industry

Winnipeg, Manitoba – January 9, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“BGSI”, “the Boyd Group”, “Boyd” or “the Company”) today announced the closing of the acquisition of Joe Hudson’s Collision Center (“Joe Hudson’s”), the definitive agreement to acquire Joe Hudson’s having been previously announced on October 29, 2025. The acquisition adds 258 locations across the US Southeast region, increasing Boyd’s North American location footprint by 25% to 1,301. This expanded scale, combined with enhanced regional density, is expected to support improved profitability through meaningful cost synergies across the combined company while accelerating the achievement of Boyd’s previously announced goals.

“The closing of the acquisition of Joe Hudson’s represents a transformative step for Boyd, further solidifying our position as a leading player in the highly fragmented North American collision industry,” commented Brian Kaner, President and CEO of Boyd. “Joe Hudson’s brings a strong operational track record, financially and operationally, disciplined growth, and a complementary regional footprint that aligns perfectly with Boyd’s growth strategy and focus on operational excellence”.

“We are excited to officially welcome the Joe Hudson’s team to the Boyd family. Their proven execution discipline and strong cultural alignment will further strengthen the combined organization, and together we are well positioned to build on our long-term track record of growth and profitability,” continued Mr. Kaner.

“As we look ahead to 2026, the progress we have made through Project 360, our cost transformation plan, has strengthened our operating foundation and profitability. Enhancements to our go-to-market strategy have supported an established pipeline of strategically located start-up locations that will further densify our footprint, while the expansion of our WOW Operating Way has enabled the Company to outperform the market. Together with the acquisition of Joe Hudson’s, these initiatives position Boyd well to continue to execute on our long-term growth objectives”, concluded Mr. Kaner.

The total consideration for the transaction is approximately US$1.3 billion, subject to closing and post-closing adjustments, and was funded through the Company’s debut U.S. equity offering of US$897 million, a private placement of C$525 million of senior unsecured notes due 2030 and drawings on the Company’s revolving credit facility.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; expectations for improved profitability through meaningful cost synergies; expectations for the acceleration of the achievement of Boyd’s previously announced goals; expected strategic, financial and other benefits of the Joe Hudson’s Collision Center acquisition, including the positioning of the combined business to build on Boyd’s long-term track record of growth and profitability; expectations for the further densification of Boyd’s footprint; ; and the Company’s ability to execute on long term growth objectives.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Specific risks and uncertainties related to the proposed acquisition of Joe Hudson’s Collision Center include, but are not limited to: failure to realize the anticipated benefits or synergies of the acquisition; challenges or delays in achieving synergies and in integrating the acquired business into Boyd’s operations; the possibility of unexpected material liabilities, disputes or contingencies related to the acquisition; risks associated with historical financial information of the acquired business; the diversion of management time and attention on the acquisition; the impact of costs in connection with the acquisition and integration of the acquired business into the Boyd’s operations; risks associated with incurring additional debt to finance the acquisition; and retention of customers and employees of the acquired business. Other risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: a decline in number of insurance claims; employee relations and staffing; acquisition and new location risk; operational performance; brand management and reputation; market environment change; reliance on technology; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; corporate governance; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; low capture rates; and energy costs and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired business within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of the acquired business; the impact of the acquisition on growth; the accuracy and completeness of the information (including financial information) regarding the acquired business; the absence of significant undisclosed costs or liabilities associated with the acquisition; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this press release describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.